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Exhibit 12.1
SABRE HOLDINGS CORPORATION
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands)

Three Months Ended March 31, 2002
Earnings:
Income before taxes	$142,047
Minority interests in consolidated subsidiaries	(847)
Income from equity investees	(6,783)

Income from continuing operations before income taxes, minority interests and earnings from equity investees	134,417
Add: Total fixed charges (per below)	8,299
Distributed income of equity investees	10,979

Total earnings	$153,695

Fixed charges:
Interest expensed	$5,684
Estimate of interest within rental expense(1)	2,615

Total fixed charges	$8,299

Ratio of earnings to fixed charges	18.52

(1)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).

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Exhibit 12.1 SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)